FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Sprott Physical Gold Trust (the "Trust") is submitting this Amendment No. 1 on Form 6-K/A that amends the Trust's Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the "Commission") on May 13, 2011 (the "Original Filing"), which contained the Trust's Management Report of Fund Performance and Interim Financial Statements as of March 31, 2011.

The text of the Original Filing under the heading "Information Contained in This Form 6-K Report" is hereby amended to specify that the Original Filing and the information contained therein is incorporated by reference into the Trust's registration statement on Form F-10 (File No. 333-173007), filed with the Commission on March 23, 2011 (the "Additional Language").  Except for the Additional Language, no other change is being made to the Original Filing, and all of the information contained therein remains the same.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

                             /s/ Kirstin H. McTaggart
        By: Kirstin H. McTaggart
            Corporate Secretary

Dated: July 14, 2011

SK 03883 0007 1212367